SembCorp Industries

03 JAN 30 AM 7:21

Rule 12g3-2(b) File No. 825109

13 January 2003

03003418

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 2/3

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3110 Fax: (65) 6353 2583 Website: http://www.sembcorp.com.sg

MASNET No. 14 OF 13.01.2003
Announcement No. 14

SEMBCORP INDUSTRIES LTD

Announcement Of Appointment Of Non-Executive Director

Date of appointment:	13/01/2003
Name:	S Iswaran
Age:	40
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	June 1987 to Dec 1988 - Deputy Director (Police, Security and Rehabilitation) Ministry of Home Affairs Jan 1989 to Dec 1990 - Deputy Director (School Planning and Development) Ministry of Education Jan to Sept 1991 - Deputy Director (Special Projects) National Trade Union Congress Oct 1991 to June 1994 - Chief Executive Officer, Singapore Indian Development Association (SINDA) June 1995 to July 1996 - Director (International Trade) Ministry of Trade and Industry Aug 1996 to Aug 1998 - Director (Strategic Development) Singapore Technologies Pte Ltd Jan 1997(first elected) - Member of Parliament for West Coast GRC Sept 1998 to date - Senior Vice President/Managing Director, Direct Investments, Temasek Holdings (Pte) Ltd Oct 2001 (re-elected) - Member of Parliament for West Coast GRC

Other directorships

Past (for the last five years)

Local Company

China Everbright Industrial Investment Fund Pte Ltd (20 Oct 98 to 1 Sept 2000)
China Everbright Industrial Investment Management Pte Ltd (20 Oct 98 to 1 Sept 2000)
FHTK Holdings Ltd (12 Dec 2000 to 10 Aug 2001)

Foreign Company

PT Asean Aceh Fertilizer, Indonesia (30 Sept 1998 to 25 Aug 2000)
Asean Bintulu Fertilizer Sdn Bhd, Sarawak (20 Oct 1998 to 12 Jan 2001)
Lotus 2000 Limited, South Africa (1 Jun 1999 to 23 Aug 2000)
Securities 2000 Inc, Philippines (24 Feb 1997 to 3 Jan 2000)
Fircroft Investments Limited, Mauritius (1 Jan 2001 to 5 Sept 2002)

Present

Local Company

Diamler-Benz Vietnam Investments Singapore Pte Ltd (since 6 Oct 1998)
Century Private Equity Holdings (S) Pte Ltd (since 9 Apr 1999)
PLE Investments Pte Ltd (since 24 Jun 1999)
Sunningdale Precision Industries Ltd (since 3 Dec 1999)
Fibers Technology Corporation Pte Ltd (since 13 Mar 2000)
Singapore Africa Investment Management Pte Ltd (since 17 July 2000)
V-Sciences Investments Pte Ltd (since 1 Jan 2001)
Temasek Life Sciences Laboratory Ltd (since 15 May 2002)
Temasek Life Sciences Ventures Pte Ltd (since 15 May 2002)
Coleman Fund Management Pte Ltd (since 9 Sept 2002)
Tazwell Pte Ltd (since 2 Oct 2002)
South African Investments Pte Ltd (since 23 Oct 2002)
MerLion Pharmaceuticals Pte Ltd (since 31 Oct 2002)
SciGen Ltd (since 1 Jan 03)

Foreign Company

Mercedes-Benz Vietnam Limited, Vietnam (since 6 Oct 1998)
Prosper Development Ltd, British Virgin Islands (since 7 Jun 1999)
N.A.I. Ltd, Mauritius (since 2 July 1999)
Compass Technology Holdings Ltd, Cayman Islands (since 24 Mar 2000)
Hendrix Feed (Xiangtan) Co Ltd, People's Republic of China (since 1 July 2000)
Merlion Technologies (India) Pte Ltd, India (since 17 Nov 2000)
Maxwell Technologies (Mauritius) Pte Ltd, Mauritius (since 23 Mar 2001)

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder as Required (Per Appendix 15)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive director of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company partnership occurring or arising during the period when you were so concerned with the company or partnership?
○ Yes ● No

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/01/2003 to the SGX

Rule 12g3-2(b) File No. 825109

MASNET No. 17 OF 13.01.2003
Announcement No. 17

SEMBCORP INDUSTRIES LTD

Further Information On The Annoucemnet Made on January 9, 2003

Further to the announcement "SMOE clinches two contracts worth $460 million" dated January 9, 2003, the Company wishes to advise that barring unforeseen circumstances, SCI Group expects a positive contribution to its earnings from these two contracts.

Revenue from these contracts will be recognised according to the Group's revenue recognition policy based on the percentage of completion method measured by reference to the value of work performed relative to the total contract value over the duration of the contracts.

The offshore central processing facility platform contract for Occidental Petroleum Company of Qatar is scheduled for completion in the first quarter of 2005, while the FPSO topsides facilities contract for Bouygues Offshore is scheduled for completion in the second quarter of 2005.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/01/2003 to the SGX